KW 3/10/14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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14046588

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-46341

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Strategic Alliance Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

132 North First Street
(No. and Street)

Albemarle	NC	28001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christy D. Stoner — 704-983-5959
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes Goodman LLP
(Name – *if individual, state last, first, middle name*)

500 Ridgefield Court, P.O. Box 3049		Asheville	NC	28802
(Address)	(City)		(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DP 3/14/14

OATH OR AFFIRMATION

I, Christy D. Stoner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Strategic Alliance Corporation, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of North Carolina
County of Stanly

ANITA F. CARPENTER NOTARY PUBLIC STANLY COUNTY, NC

Signature

CEO/President

Title

Notary Public

Anita F. Carpenter MY COMMISSION EXPIRES JULY 1, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE STRATEGIC ALLIANCE CORPORATION

Table of Contents

Years Ended December 31, 2013 and 2012

This Page Was Left Blank Intentionally

DIXON HUGHES GOODMAN LLP
Certified Public Accountants and Advisors

INDEPENDENT AUDITORS' REPORT

To the Examining Committee
Uwharrie Capital Corp
Re: The Strategic Alliance Corporation
Albemarle, North Carolina

Report on the Financial Statements

We have audited the accompanying statements of financial condition of The Strategic Alliance Corporation (a wholly-owned subsidiary of Uwharrie Bank) as of December 31, 2013 and 2012, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements, in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Strategic Alliance Corporation as of December 31, 2013 and 2012, and the

500 Ridgefield Court, Asheville, NC 28806 | T 828.254.2254 | F 828.254.6859 | dhgllp.com

results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule 1 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule 1 is fairly stated in all material respects in relation to the financial statements as a whole.

Dixon Hughes Goodman LLP

Asheville, North Carolina
February 24, 2014

This Page Was Left Blank Intentionally

THE STRATEGIC ALLIANCE CORPORATION
STATEMENTS OF FINANCIAL CONDITION
December 31, 2013 and 2012

	2013	2012
ASSETS		
Cash and cash equivalents	$ 160,751	$ 90,515
Other receivables	-	403
Due from affiliates (Note C)	10,620	10,923
Cash surrender value of life insurance	558,185	552,753
Prepaid expenses	35,473	20,857
Furniture, equipment, and leasehold improvements, net of accumulated depreciation of $127,480 and $125,412 respectively	3,400	5,468
Total assets	$ 768,429	$ 680,919
LIABILITIES		
Accounts payable and accrued liabilities	$ 79,904	$ 70,628
Due to affiliates (Note C)	8,393	8,748
Total liabilities	88,297	79,376
STOCKHOLDER EQUITY		
Common stock, $1.00 par value: 10,000,000 shares authorized; 1,184,561 and 1,084,561 shares issued and outstanding	1,184,561	1,084,561
Additional paid-in capital	945,439	945,439
Accumulated deficit	(1,449,868)	(1,428,457)
Total stockholder equity	680,132	601,543
Total liabilities and stockholder equity	$ 768,429	$ 680,919

See accompanying notes.

THE STRATEGIC ALLIANCE CORPORATION
STATEMENTS OF OPERATIONS
Years Ended December 31, 2013 and 2012

	2013	2012
Revenues		
Commission income	$ 111	$ 465
Revenue share income	182,619	175,046
Management fee income (Note C)	124,746	104,518
Other income	2,476	7,255
Total revenue	309,952	287,284
Expenses		
Salaries and commissions	53,955	52,461
General and administrative	294,295	262,830
Total expenses	348,250	315,291
Operating loss	(38,298)	(28,007)
Other Revenues		
Interest income	55	110
Other	5,432	22,377
Total other revenue	5,487	22,487
Loss before income tax	(32,811)	(5,520)
Income tax benefit	(11,400)	(1,800)
Net Loss	$ (21,411)	$ (3,720)

See accompanying notes.

THE STRATEGIC ALLIANCE CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years Ended December 31, 2013 and 2012

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount			
Balance, December 31, 2011	1,084,561	$ 1,084,561	945,439	$ (1,424,737)	$ 605,263
Net loss	-	-	-	(3,720)	(3,720)
Balance, December 31, 2012	1,084,561	$ 1,084,561	$ 945,439	$(1,428,457)	$ 601,543
Issuance of common stock	100,000	100,000	-	-	100,000
Net loss	-	-	-	(21,411)	(21,411)
Balance, December 31, 2013	1,184,561	$ 1,184,561	$ 945,439	$(1,449,868)	$ 680,132

See accompanying notes.

THE STRATEGIC ALLIANCE CORPORATION
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2013 and 2012

	2013	2012
Cash flows from operating activities		
Net loss	$ (21,411)	$ (3,720)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation and amortization	2,068	3,060
Increase in cash surrender value of life insurance	(5,432)	(22,378)
Change in assets and liabilities:		
Decrease in other receivables	403	9,337
Decrease in due from affiliates	303	5,703
Increase in prepaid expenses	(14,616)	(1,777)
Decrease in other assets	-	1,000
Increase in accrued expenses and accounts payable	9,276	11,395
Decrease in due to affiliates	(355)	(8,071)
Net cash used by operating activities	(29,764)	(5,451)
Cash flows from financing activities		
Proceeds from issuance of common stock	100,000	-
Net cash provided by financing activities	100,000	-
Net increase (decrease) in cash and cash equivalents	70,236	(5,451)
Cash and cash equivalents, beginning of period	90,515	95,966
Cash and cash equivalents, end of period	$ 160,751	$ 90,515

See accompanying notes.

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THE STRATEGIC ALLIANCE CORPORATION

Notes to Financial Statements

Years Ended December 31, 2013 and 2012

NOTE A - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Strategic Alliance Corporation (the Company) is a North Carolina corporation formed on May 1, 1989 for the purpose of conducting business as a broker/dealer in securities. On June 24, 1993, the Company's application for broker/dealer status was granted by the Securities and Exchange Commission. The Company was granted broker/dealer status by the National Association of Securities' Dealers (NASD) on October 25, 1993. The Company serves primarily individual and institutional customers throughout the State of North Carolina.

The Company operates under the provisions of Paragraph k(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company will open a Special Account for the Exclusive Benefit of Customers in the event that the Company receives customer funds. The Company is considered a non-clearing firm because effective April 6, 2005, the Company began outsourcing substantially all of its brokerage services to UVEST Financial Services Group, Inc. (UVEST), a broker-dealer registered with the Securities and Exchange Commission. Beginning November 21, 2011, the Company replaced UVEST with Private Client Services(PCS), a broker-dealer registered with the Securities and Exchange Commission.

A summary of the Company's significant accounting policies follows:

Revenue and Expense Recognition

Commission and revenue share income and related expenses are recorded on a trade-date basis. Revenue share income represents the Company's share of commissions earned.

Cash Equivalents

For purposes of the statement of financial condition, the Company defines cash equivalents as short-term, highly liquid debt instruments purchased with a maturity of three months or less. Cash equivalents are carried at cost which approximates fair value.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost, net of accumulated depreciation. Depreciation is computed by the straight-line method over estimated useful lives of three to seven years.

Income Taxes

The Company is a member of a group that files a consolidated tax return for federal income tax purposes. The Company files a separate unconsolidated tax return for state income tax purposes. The members of the consolidated group allocate payments to any member of the group for the income tax reduction resulting from the member's inclusion in the consolidated return, or the member makes payments for its allocated share of the consolidated income tax liability. This

NOTE A - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

allocation approximates the increase or decrease in consolidated income taxes resulting from each member's taxable income or loss, computed at the effective tax rate of the consolidated group. The Corporation classifies interest and penalties related to income tax assessments, if any, in income tax expense in the statement of operations. Fiscal years ending on or after December 31, 2010 are subject to examination by federal and state tax authorities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company evaluated the effect subsequent events would have on the financial statements through February 24, 2014, which is the date the financial statements were available to be issued.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company had net capital and minimum net capital requirements of $582,531 and $5,816 respectively. At December 31, 2012, the Company had net capital and minimum net capital requirements of $533,023 and $5,000 respectively. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was .15 to 1 and .14 to 1 at December 31, 2013, and December 31, 2012, respectively.

NOTE C - TRANSACTIONS WITH AFFILIATES

The Company provides management and administrative support services to an insurance agency and a registered investment advisor affiliated through common ownership. The Company receives management fees in exchange for these services. Management fee income amounted to $124,746 and $104,518 for the years ended December 31, 2013 and 2012, respectively. As of December 31, 2013 and 2012, amounts due the Company for such services were $10,620 and $10,923 respectively.

NOTE C - TRANSACTIONS WITH AFFILIATES (Continued)

The Company also receives management and administrative support services from Uwharrie Capital Corp, which wholly owns the Company's sole stockholder, Uwharrie Bank, formerly known as Bank of Stanly, and from a registered investment advisor affiliated through common ownership. The Company paid $58,077 and $52,454 in 2013 and 2012, respectively, and is included in the caption "General and administrative" in the accompanying statements of operations. As of December 31, 2013 and 2012, amounts due for such services were $8,393 and $8,748 respectively.

The Company pays commissions to Uwharrie Bank affiliated through common ownership for trade commissions generated by registered sales representatives in these banks. Total commissions paid to the bank in 2013 and 2012 amounted to $37,577 and $44,181, respectively, and are included in the caption "Salaries and commissions" in the accompanying statements of operations.

NOTE D – INCOME TAXES

The significant components of income tax expense for the years ended December 31 are summarized as follows:

	2013	2012
	(dollars in thousands)	
Current tax expense:		
Federal	$ (11,646)	$ 2,022
State	-	271
Total	(11,646)	2,293
Deferred tax expense:		
Federal	168	(3,875)
State	78	(217)
Total	246	(4,093)
Net provision for income taxes	(11,400)	(1,800)

The difference between the provision for income taxes and the amounts computed by applying the statutory federal income tax rate of 34% to income before income taxes is summarized below:

	2013	2012
	(dollars in thousands)	
Tax computed at the statutory federal rate	$ (11,156)	$ (1,877)
Increases (decrease) resulting from:		
Officers life insurance	1,103	(4,793)
State income taxes, net of federal benefit	52	35
Other	(1,399)	4,835
Provision for income taxes	$ (11,400)	$ (1,800)

NOTE D – INCOME TAXES (Continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred taxes at December 31 are as follows:

	2013	2012
	(dollars in thousands)	
Deferred tax assets relating to:		
State NEL	$ 64,945	$ 79,601
Other	1,493	1,627
Valuation allowance	(64,945)	(79,601)
Total deferred tax assets	1,493	1,627
Deferred tax liabilities relating to:		
Premises and equipment	(2,797)	(2,685)
Total deferred tax liabilities	(2,797)	(2,685)
Net recorded deferred tax asset (liability)	$ (1,304)	$ (1,058)

At December 31, 2013, the Company had a net deferred tax asset before any valuation allowance of $63,641 consisting of items noted in the table above. Management does not believe it is more likely than not that the full benefit of the deferred tax asset will be realized. Accordingly, a valuation allowance of $64,945 has been established against such benefits.

At December 31, 2013, the Company has North Carolina net economic losses (NEL) totaling $1,640,028. The net economic losses will begin to expire after the 2013 tax year.

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SUPPLEMENTARY INFORMATION

This Page Was Left Blank Intentionally

THE STRATEGIC ALLIANCE CORPORATION
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1
Years Ended December 31, 2013 and 2012

	2013	2012
Aggregate indebtedness		
Items included in statement of financial condition		
Accounts payable, accrued expenses and amounts due to affiliates	$ 87,239	$ 74,688
Minimum required net capital	$ 5,816	$ 5,000
Net capital		
Stockholder's equity	$ 680,132	$ 601,543
Deductions:		
Other receivables	10,620	11,326
Other assets	81,896	51,140
Furniture and equipment	3,400	5,468
Haircut on securities owned	1,685	585
Net capital	582,531	533,024
Minimum required net capital (the greater of $5,000 or 6 2/3% of aggregate indebtedness)	5,816	5,000
Capital in excess of minimum requirement	$ 576,715	$ 528,024
Ratio of aggregate indebtedness to net capital	.15 to 1	.14 to 1

The above computations do not differ materially from the Company's computations, as shown in its FOCUS Reports Form X-17A5, Part II-A, dated December 31, 2013 and 2012.

THE STRATEGIC ALLIANCE CORPORATION
ADDITIONAL NOTES
As of December 31, 2013

Computation for Determination of the Reserve Requirements under SEC Rule 15c3-3:

The Company operates under the exemptive provisions of Paragraph (k)(2)(i) of SEC Rule 15c3-3.

Information Relating to Possession or Control Requirements under SEC Rule 15c3-3:

The Company is subject to the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities from inception through December 31, 2013.

DIXON HUGHES GOODMAN LLP
Certified Public Accountants and Advisors

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Examining Committee
Uwharrie Capital Corp
Re: The Strategic Alliance Corporation
Albemarle, North Carolina

In planning and performing our audit of the financial statements of The Strategic Alliance Corporation (a wholly-owned subsidiary of Bank of Stanly) (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

500 Ridgefield Court, Asheville, NC 28806 | T 828.254.2254 | F 828.254.6859 | dhgllp.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dixon Hughes Goodman LLP

Asheville, North Carolina
February 24, 2014